CONSENT OF AMEC AMERICAS LIMITED

AMEC Americas Limited consents to the use of its name as author of the report: “Cerro Casale Project, Chile, Technical Report and Qualified Persons Review”, dated June 14, 2005, filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Arizona Star Resource Corp. as filed with the United States Securities and Exchange Commission.

Dated: November 2, 2005

Signed: ___________________

Larry B. Smith

Title:

Manager, AMEC Mining & Metals Consulting